November 15, 2018

Seth Molod
Chief Financial Officer
Lightstone Value Plus Real Estate Investment Trust, Inc.
1985 Cedar Bridge Ave, Suite 1
Lakewood, NJ 08701

       Re: Lightstone Value Plus Real Estate Investment Trust, Inc.
           Form 10-K filed March 12, 2018
           File No. 000-52610

Dear Mr. Molod:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K filed March 12, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Acquisitions and Dispositions Activity, page 56

1.    We note your conclusion that the disposition of the DoubleTree   Danvers
did not qualify
      to be reported as discontinued operations since the disposition did not represent a strategic shift that had a major effect your operations and financial results. Please clarify to us your basis for this conclusion given that this property was the only property in your hospitality segment in 2017 and 2016 and that revenues from this segment were 39% and 43% of total revenues in 2017 and 2016, respectively.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Seth Molod
Lightstone Value Plus Real Estate Investment Trust, Inc.
November 15, 2018
Page 2

      You may contact William Demarest, Accountant at 202-551-3432 or Kevin
Woody,
Branch Chief at 202-551-3629 with any questions.



                                                           Sincerely,
FirstName LastNameSeth Molod
                                                      Division of Corporation
Finance
Comapany NameLightstone Value Plus Real Estate Investment Trust, Inc.
                                                      Office of Real Estate and
November 15, 2018 Page 2                              Commodities
FirstName LastName